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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------
                             VLSI TECHNOLOGY, INC.
                           (NAME OF SUBJECT COMPANY)

                              KPE ACQUISITION INC.
                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
                          (ROYAL PHILIPS ELECTRONICS)
                                   (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (INCLUDING THE ASSOCIATED RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   981270109
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               WILLIAM E. CURRAN
                                   PRESIDENT
                              KPE ACQUISITION INC.
                          1251 AVENUE OF THE AMERICAS
                                   20TH FLOOR
                            NEW YORK, NEW YORK 10020
                                  212-536-0500
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:
                             NEIL T. ANDERSON, ESQ.
                              SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
             TRANSACTION VALUATION*                            AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------------------------
                  $901,355,878                                      $180,271.18
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

  * For purposes of calculating the filing fee only. This calculation assumes 53,020,934 Shares (equal to (A) the sum of (i) 45,701,934 Shares issued and outstanding as of September 25, 1998, according to VLSI Technology, Inc. (the "Company") plus (ii) 8,554,000 Shares subject to issuance upon exercise of options for Shares, according to the Company, less (B) 1,235,000 Shares beneficially owned by KPE Acquisition Inc. and its affiliates).

 **  1/50 of one percent of Transaction Valuation.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    None  Filing Party:  N/A
Form of Registration No.:  N/A   Date filed:    N/A

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

                                 SCHEDULE 14D-1

   CUSIP NO. 918270109

---------------------------------------------------------------------------
  1.       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           KONINKLIJKE PHILIPS ELECTRONICS N.V.
           (ROYAL PHILIPS ELECTRONICS)
---------------------------------------------------------------------------
  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                     (a) [ ]
                                                     (b) [ ]
---------------------------------------------------------------------------
  3.       SEC USE ONLY
---------------------------------------------------------------------------
  4.       SOURCE OF FUNDS
           WC; 00
---------------------------------------------------------------------------
  5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(E) OR 2(F)
           [ ]
---------------------------------------------------------------------------
  6.       CITIZENSHIP OR PLACE OF ORGANIZATION
           THE NETHERLANDS
---------------------------------------------------------------------------
  7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,235,000 Shares
---------------------------------------------------------------------------
  8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES
           [ ]
---------------------------------------------------------------------------
  9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           2.7%
---------------------------------------------------------------------------
  10.      TYPE OF REPORTING PERSON
           HC; CO
---------------------------------------------------------------------------

                                 SCHEDULE 14D-1

   CUSIP NO. 918270109

---------------------------------------------------------------------------
  1.       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           KPE ACQUISITION INC.
---------------------------------------------------------------------------
  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [ ]
           (b) [ ]
---------------------------------------------------------------------------
  3.       SEC USE ONLY
---------------------------------------------------------------------------
  4.       SOURCE OF FUNDS
           AF
---------------------------------------------------------------------------
  5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(E) OR 2(F)
           [ ]
---------------------------------------------------------------------------
  6.       CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE
---------------------------------------------------------------------------
  7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           100 Shares
---------------------------------------------------------------------------
  8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES [ ]
---------------------------------------------------------------------------
  9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           Less than .01%
---------------------------------------------------------------------------
  10.      TYPE OF REPORTING PERSON
           CO
---------------------------------------------------------------------------

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is VLSI Technology, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 1109 McKay Drive, San Jose, California 95131.

     (b) The class of securities to which this statement relates is the Common Stock, par value $.01 per share (the "Common Stock"), including the associated rights to purchase Preferred Stock (the "Rights" and together with the Common Stock, the "Shares"), of the Company. The information set forth in the Introductory Section and Section 1 of the Offer to Purchase (the "Offer to Purchase") annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

     (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d); (g) The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Koninklijke Philips Electronics N.V., a company incorporated under the laws of The Netherlands ("Royal Philips"), and of KPE Acquisition Inc., a Delaware corporation (the "Purchaser") and an indirect wholly owned subsidiary of Royal Philips, and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule A to the Offer to Purchase and are incorporated herein by reference.

     (e); (f) During the last five years, neither the Purchaser nor Royal Philips, nor, to the best of their respective knowledge, any of the directors or executive officers of the Purchaser or Royal Philips has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the Introductory Section and Sections 10 and 11 of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in Section 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     The information set forth in the Introductory Section and Sections 7 and 11 of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in Sections 9 and 10 of the Offer to Purchase and in Schedule B is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     Not applicable.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in Section 16 of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The financial statements of Royal Philips and Purchaser are not material to the investment decision to be made by the holders of Shares.

ITEM 10.  ADDITIONAL INFORMATION.

     (a)     Not applicable.

     (b)-(c) The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 of the Offer to Purchase is incorporated herein by reference.

     (e) The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)     Offer to Purchase, dated March 5, 1999.
(a)(2)     Form of Letter of Transmittal with respect to the Shares.
(a)(3) Form of letter, dated March 5, 1999, to brokers, dealers, commercial banks, trust companies and other nominees.
(a)(4) Form of letter to clients to be used by brokers, dealers, commercial banks, trust companies and other nominees.
(a)(5)(a)  Press Release, dated March 4, 1999.
(a)(5)(b)  Press Release, dated March 5, 1999.
(a)(6)     Form of newspaper advertisement, dated March 5, 1999.
(a)(7)     Notice of Guaranteed Delivery.
(a)(8)     IRS Guidelines to Substitute Form W-9.
(a)(9)     Complaint, KPE Acquisition Inc. v. VLSI Technology, Inc.
           (C.A. 16992-NC), dated March 5, 1999, filed in the Court of
           Chancery of the State of Delaware.
(b)        None.
(c)        None.
(d)        None.
(e)        Not Applicable.
(f)        None.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 1999

                                          KONINKLIJKE PHILIPS ELECTRONICS N.V.

                                          By: /s/ GUIDO R.C. DIERICK

                                            ------------------------------------
                                            Name: Guido R.C. Dierick
                                            Title:  Director and Deputy
                                              Secretary

                                          KPE ACQUISITION INC.

                                          By: /s/ WILLIAM E. CURRAN

                                            ------------------------------------
                                            Name: William E. Curran
                                            Title: President

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                               DESCRIPTION
-------                              -----------
(a)(1)       Offer to Purchase, dated March 5, 1999.
(a)(2)       Form of Letter of Transmittal with respect to the Shares.
(a)(3)       Form of letter, dated March 5, 1999, to brokers, dealers,
             commercial banks, trust companies and other nominees.
(a)(4)       Form of letter to clients to be used by brokers, dealers,
             commercial banks, trust companies and other nominees.
(a)(5)(a)    Press Release, dated March 4, 1999.
(a)(5)(b)    Press Release, dated March 5, 1999.
(a)(6)       Form of newspaper advertisement, dated March 5, 1999.
(a)(7)       Notice of Guaranteed Delivery.
(a)(8)       IRS Guidelines to Substitute Form W-9.
(a)(9)       Complaint, KPE Acquisition Inc. v. VLSI Technology, Inc.
             (C.A. 16992-NC), dated March 5, 1999, filed in the Court of
             Chancery of the State of Delaware.
(b)          None.
(c)          None.
(d)          None.
(e)          Not Applicable.
(f)          None.

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